UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)*

Massbank Corp. (Name of Issuer)
Common Stock (Title of Class of Securities)
576152102 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 25, 2008 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 576152102

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 57,301

	8.	Shared Voting Power

	9.	Sole Dispositive Power 57,301

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,301

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.35

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 576152102

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 317,614

	8.	Shared Voting Power

	9.	Sole Dispositive Power 317,614

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 317,614

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 7.49

14.	Type of Reporting Person IN

This statement on Schedule 13 D which was filed on July 27, 2007, Amendment No. 1 which was filed on August 7, 2007, Amendment No. 2 which was filed on November 2, 2007, Amendment No. 3 which was filed on December 20, 2007, Amendment No. 4 which was filed on January 14, 2008 and Amendment No. 5 which was filed on January 30, 2008 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Berggruen Holdings North America Ltd. (“Berggruen”), Lawrence Seidman (“Seidman”), LSBK06-08, L.L.C. (“LSBK”), Thomas C. Goggins ("Goggins"), and Welles C. Hatch ("Hatch"), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Massbank Corp., a Massachusetts corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

On February 25, 2008, Lawrence B. Seidman, on behalf of SAL, sent a nomination letter (Third Notice) to Robert S. Cummings, the Company's Secretary.  A copy of this letter was also sent to Gerard H. Brandi, Chairman of the Board, President, Chief Executive Officer of the Company and Bank.

On February 25, 2008, Lawrence B. Seidman sent a letter to Gerard H. Brandi, the Company's Chairman of the Board, President and Chief Executive Officer, addressing the bylaw amendments adopted February 11, 2008 and the Company's attempt to impede an open and fair election.

These letters, in their entirety, are attached hereto as Exhibit A and Exhibit B.

On February 25, 2008, SAL filed suit in the Delaware Court of Chancery (Case #3569).  SAL has requested this matter be treated on an expedited basis.

5. Interest in Securities of the Issuer

(a)(b)(c)  As of the close of business on February 22, 2008, the Reporting Persons owned beneficially an aggregate of 319,814 shares of Common Stock which constituted approximately 7.54% of the 4,241,779 shares of Common Stock outstanding as of December 31, 2007 as disclosed in the Issuer's Earnings Press Release for the period ended December 31, 2007.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

7. Material to be filed as Exhibits Schedule A Stock Purchase Transactions Exhibit A Letter to Robert S. Cummings Exhibit B Letter to Gerard H. Brandi

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2008

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated October 30, 2007

Schedule A

Entity	Date Purchased	Cost per Share	Cost	Shares

Broad Park	1/31/2008	36.3580	90,895.00	2,500

EXHIBIT A
SEIDMAN AND ASSOCIATES, LLC
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973)781-0876 fax
February 25, 2008

Via Federal Express
Robert S. Cummings, Secretary
Massbank Corp.
123 Haven Street
Reading,  MA  01867

Dear Mr. Cummings:

Seidman and Associates, LLC (“SAL”) and its affiliates including: Seidman Investment Partnership, LP (“SIP”), Seidman Investment Partnership II, LP (“SIPII”), Broad Park Investors, LLC (“Broad Park”), Berggruen Holdings North America Ltd. (“Berggruen”), LSBK06-08, LLC (“LSBK”), Lawrence Seidman (“Seidman”), Thomas Goggins (“Goggins”), Welles Hatch (“Hatch”) and Seidman’s discretionary clients, own approximately 7.48% of the outstanding shares of Massbank Corp. (“MASB”) as disclosed in the filed Schedule 13D and amendments thereto.  Included in the shares owned is 1,000 shares owned by SAL as a record owner.

As you are aware, SAL has nominated Thomas Goggins, Welles Hatch and myself for election to MASB’s Board of Directors at MASB’s 2008 Annual Meeting, in opposition to the directors who will be nominated by MASB.

Also enclosed herein is a third filing of the nominating letter dated February 25, 2008.  This nominating letter is being filed pursuant to MASB’s amended bylaws, without prejudice and without conceding the amended bylaws are applicable to SAL’s pending nominations.

It is SAL’s counsel’s opinion that the previously submitted nominations were made in compliance with MASB’s bylaws and that the amended bylaws are improper and not applicable to these already filed nominations.

If you wish to discuss this matter, please contact Peter R. Bray of Bray, Miller & Bray, LLC, Attorneys at Law, 100 Misty Lane, Parsippany, New Jersey  07054-2710, telephone (973) 739-9600, fax (973) 739-9696.

Very truly yours,

SEIDMAN AND ASSOCIATES, LLC

                                     /s/ Lawrence B. Seidman
BY: LAWRENCE B. SEIDMAN

LBS:jb
cc:  Gerard H. Brandi, Chairman of the Board, President
         and Chief Executive Officer

EXHIBIT A

SEIDMAN AND ASSOCIATES, LLC
Lanidex Executive Center
100 Misty Lane
Parsippany, NJ 07054
 (973) 952-0405
(973) 781-0876 fax
February 25, 2008

THIRD NOTICE
Via Federal Express
Robert S. Cummings, Secretary
Massbank Corp.
123 Haven Street
Reading,  MA  01867

Dear Mr. Cummings:

Seidman and Associates, LLC (“SAL”) is a shareholder of Massbank Corp. (“the Company”) and hereby nominates, in accordance with Article I, Section 1 and Article II, Section 2 and 2A of the Company’s amended Bylaws, Lawrence Seidman (“Seidman”), Welles Hatch (“Hatch”) and Thomas Goggins (“Goggins”) for election to the Company’s Board of Directors at the Company’s next Annual Meeting of Shareholders.

The information required by Article II, Section 2 of the Company’s Bylaws is provided as follows:

      a) (i)     The purpose of this letter is to nominate three individuals for election tothe Board of Directors to run against the
        Company director nominees at the next Annual Meeting of  Shareholders. The nominees are Lawrence B. Seidman, age 60, Welles C. Hatch, age 50 and Thomas C. Goggins, age 49.
The business address and residence address for each nominee is as follows:
Mr. Seidman resides at 19 Veteri Place, Wayne, NJ  07470 and his businessaddress is 100 Misty Lane, Parsippany,
        NJ  07054.

Mr. Hatch resides at 80 Log Hill Road, Carlisle, Massachusetts 01741 and hisbusiness address is 5 Concord Farms,
        555 Virginia Road, Concord,Massachusetts 01742.

Mr. Goggins resides at 250 Westerly Road, Weston, Massachusetts 02493 andhis business address is 99 Summer
    Street, Suite 1520, Boston, Massachusetts02110.

   (ii)         Principal occupations during the last five (5):

Lawrence Seidman
5/07 – Present
Director of Union Center National Bank and Center Bancorp Inc.
          12/95 – Present
                Principal, Investment Vehicles - Seidman & Associates, L.L.C., 100 Misty Lane, Parsippany NJ  07054
                (Manager) (1995 – Present);  Seidman Investment Partnership, L.P., 100 Misty Lane, Parsippany NJ
                07054 (President of Corporate General Partner) (1995 - Present); Seidman Investment Partnership II,
                L.P., 100 Misty Lane, Parsippany NJ  07054 (President of Corporate General Partner) (1998 - Present);
                Pollack Investment Partnership, L.P., 100 Misty Lane, Parsippany NJ  07054 (General Partner) (2005 –
                2006), (Co-General Partner) (2001- 2005); Kerrimatt, L.P., 80 Main Street, West Orange NJ  07052
                (Investment Manager) (1999 - 2005); Federal Holdings, LLC, One Rockefeller Plaza, 31st Floor, New
                York NY 10020  (Investment Manager) (1999 - Present); Broad Park Investors, L.L.C., 80 Main Street,
                West Orange NJ  07052 (Investment Manager) (2004 - Present); Chewy Gooey Cookies, L.P., 80 Main
                Street, West Orange NJ  07052 (Investment Manager) ( 2006 - Present); Berggruen Holdings Ltd.,
                 1114 Avenue of the Americas, 41st Floor, New York NY  10036 (Investment Manager) (2006 -
                 Present); and LSBK06-08, L.L.C., 10 Hill Hollow Road, Watchung NJ  07069 (Investment
                Manager) (2006 - Present).
3/02 – 12/05
Associate General Counsel to Menlo Acquisition Corporation (locatedat 100 Misty Lane, Parsippany
                NJ  07054) and its subsidiaries.  MenloAcquisition Corporation isa holding company for an environmental company and a laboratory company.

                For the past five (5) years I have had a limited legal practice.

Welles Hatch
2007 – Present
Vice President and Chief Financial Officer  of Airdialog, LLC dbaLinear Air, Concord,
                 Massachusetts.
2005 – 2007
Executive In Residence of Analytic Capital, LLC, Boston,Massachusetts
2003 – 2005
Chief Financial Officer of Electronic Services, Inc., Hudson, Massachusetts
2001 – 2003
Chief Financial Officer of New Vision Microelectronic ManufacturingSystems, Inc., Cambridge,
                Massachusetts

        EXHIBIT A
Thomas Goggins
2005 – Present
Co-founder and Director of Research for Global Long Short Fund of Fontana Capital, Boston,
                Massachusetts
2004
Analyst for SAC Capital Advisors, LLC, Stamford, Connecticut
1995 – 2003
Portfolio Manager and Senior Vice President – Equities for John Hancock Advisors, Boston,
                Massachusetts

(iii)            Seidman, through and with, SAL beneficially owns 55,601 shares and isthe record owner of 1,000 shares.
            Hatch beneficially owns 200 shares and Goggins beneficially owns 2,000 shares.

(iv)            Each of the nominees has signed this letter to confirm their consent toserve as Director, if elected.

    b) (i)            SAL’s address is 19 Veteri Place, as appears on the Corporation transfer records.

(ii)            SAL beneficially owns 56,601 shares or 1.33% of the Company’s outstanding shares [4,241,779]

(iii)            Seidman, as managing member of SAL, will appear in person at the annual meeting.

(iv)            Seidman is the managing member of SAL and the arrangements between them are as described in the filed
           Schedule 13D annexed as an Exhibit to this letter. Seidman and SAL have no arrangement of any kinds with
        Messrs. Hatch or Goggins beyond the agreement of the letterto run for election and serve if elected and to vote their shares for all theabove nominees.

      If you require any additional information, please place your request in writing and set forth the legal basis upon which your request is being made.

Please contact me if you wish to discuss this matter in more detail.
Very truly yours,

                            /s/ Lawrence B. Seidman
                                LAWRENCE B. SEIDMAN

                            /s/ Welles C. Hatch
WELLES C. HATCH

                            /s/ Thomas C. Goggins
                                THOMAS C. GOGGINS

LBS:jb

EXHIBIT B
LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ  07054
(973) 952-0405
February 25, 2008

Via Federal Express
Gerard H. Brandi
Chairman of the Board, President
  and Chief Executive Officer
MASSBANK Corp.
123 Haven Street
Reading, MA  01867

Dear Mr. Brandi:

In reading the Form 8-K filed by MASSBANK Corp. (MASB) dated February 11, 2008 detailing the Bylaw amendments, two words popped into my head: puppets and desperation.

“Puppets” relates to MASB’s Board of Directors who apparently feel that their fiduciary duty is owed to you and not to the MASB shareholders.

“Desperation” relates to you.  When we first spoke in July 2007, you chided me to conduct a proxy contest and said I would be wasting my time and money because you were loved by MASB shareholders.  It appears that, by approval of the Bylaw amendments, that you are no longer confident about how the MASB shareholders view you and MASB’s financial performance.

Instead of putting impediments in the way of an open and fair election, you should be working on improving MASB’s financial performance which candidly speaking is sub-par.

Hopefully the shareholders will soon be able to vote on how they feel about you and MASB’s financial performance.

Very truly yours,

                                    /s/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

LBS:jb